

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

February 7, 2018

Xi Wen
Chairman, President and Secretary
Senmiao Technology Limited
16F, Shihao Square, Middle Jiannan Blvd.
High-Tech Zone, Chengdu
Sichuan, People's Republic of China 610000

> **Re: Senmiao Technology Limited**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed January 30, 2018**
> **File No. 333-221225**

Dear Mr. Wen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors

Risks Related to doing business in China, page 28

1. We note the discussion in the new risk factor on page 28 relating to Circular 141's prohibition on facilitating loans with no designated use of proceeds and your uncertainty whether loan products on your platform comply. We also note the statement that you believe you are currently in compliance with Circular 141. Please reconcile these two statements and revise your business section to clarify how loans made on your platform comply with this prohibition to specifically explain how the borrower designates a use for loan proceeds and whether and how the use is verified.

Key Factors Affecting Our Results of Operation Operations, page 59

2. On page 61 you disclose that each loan facilitated or assigned on your platform is guaranteed by unaffiliated third parties who are jointly and severally liable for the loan and/or secured by collateral provided by borrowers. Please revise to disclose how the unaffiliated third parties are compensated for providing the guaranty.

Liquidity and Capital Resources, page 68

3. Please refer to comment 5. Please revise here and in the notes to the financial statements to disclose the material terms and conditions related to the shareholder loan agreements entered into in January 2017.

Cooperation with Business Partners, page 78

4. On page 30 you disclose that Circular 141 states that clients' information collection, selection, credit rating, account opening and other core work shall not be outsourced. You also disclose that your business partners will collect and review loan application materials from their customers who would like to seek financing through your platform and verify their identity, credit and financial conditions based on your standards before they submit such applications to you. Please revise to clarify how this activity complies with the requirement of Circular 141.

5. Please revise the notes to the financial statements to quantify the amount of security deposits held at each period end and to disclose your related accounting policies.

Exhibits

6. Please file as exhibits the shareholder loan agreements referenced in your response letter.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Spitz, Staff Accountant, at 202-551-3484 or Michael Volley, Staff Accountant, at 202-551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Staff Attorney
Office of Financial Services

cc: Richard I. Anslow, Esq.